UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CONN’S, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

208242107
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. : 208242107	Page 2 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 208242107	Page 3 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 208242107	Page 4 of 10 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 208242107	Page 5 of 10 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G
Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Conn’s, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2445 Technology Forest Blvd., Suite 800, The Woodlands, TX 77381

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”);
iii)	Kevin M. Ulrich (“Mr. Ulrich”); and
iv)	Anchorage Capital Master Offshore, Ltd. (“ACMO”).

This statement relates to Shares (as defined herein) held for the account of ACMO.  Capital Group is the investment advisor to ACMO.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company;
iii)	Mr. Ulrich is a citizen of Canada; and
iv)	ACMO is a Cayman Islands exempted company incorporated with limited liability.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

208242107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 7 of 10 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares held for the account of ACMO.

Item 4(b)	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding. (There were 28,697,445 Shares outstanding as of December 3, 2019, according to the Issuer’s quarterly report on Form 10-Q, filed December 10, 2019.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, Mr. Ulrich and ACMO:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

Anchorage Capital Master Offshore, Ltd.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

February 13, 2020

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Conn’s, Inc. dated as of February 13, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

Anchorage Capital Master Offshore, Ltd.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

February 13, 2020